KW 3/28/14

[redacted]

14049445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 27 2014 Washington DC 405

SEC FILE NUMBER
8- 66993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2013** (MM/DD/YY) AND ENDING **December 31, 2013** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blue Rock Global Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 East Lake Street, Suite 120
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

gP 3/28

OATH OR AFFIRMATION

I, Robert W. Fullerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Rock Global Partners, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA MERKEL KNUTZEN
Notary Public
State of Minnesota
My Commission Expires
January 31, 2015

Angela Merkel Knutzen
Notary Public

Signature

President/CCO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE ROCK GLOBAL PARTNERS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2013

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Blue Rock Global Partners, Inc.
445 East Lake Street, Suite 120
Wayzata, Minnesota 55319

Report on the Financial Statements

We have audited the accompanying financial statements of Blue Rock Global Partners, Inc. which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Rock Global Partners, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 21, 2014

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

		2013
ASSETS		
ASSETS		
Cash	$	49,602
Support fee receivable		3,200
Prepaid expenses		1,481
TOTAL ASSETS	$	54,283
LIABILITIES		
LIABILITIES		
Accounts payable	$	2,361
TOTAL LIABILITIES		2,361
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.001, authorized 10,000 shares, issued and outstanding 10,000 shares		10
Additional paid-in capital		48,613
TOTAL CAPITAL CONTRIBUTED		48,623
RETAINED EARNINGS		3,299
TOTAL STOCKHOLDERS' EQUITY		51,922
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	54,283

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2013

		2013
REVENUE		
Support fee	$	38,405
TOTAL REVENUE		38,405
OPERATING EXPENSES		
General and administrative expenses		35,106
TOTAL OPERATING EXPENSES		35,106
NET INCOME	$	3,299

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2013

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 2012	10,000	$ 10	$ 48,613	$ -	$ 48,623
Net income	-	-	-	3,299	3,299
Balance, December 31, 2013	10,000	$ 10	$ 48,613	$ 3,299	$ 51,922

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013

		2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,299
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Decrease (increase) in operating assets:		
Support fee receivable		11,800
Prepaid expenses		15,691
Increase (decrease) in operating liabilities:		
Accounts payable		(7,207)
Commissions payable		-
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		23,583
CASH FLOWS FROM FINANCING ACTIVITIES		
NET INCREASE IN CASH		23,583
CASH		
BEGINNING OF YEAR		26,019
END OF YEAR	$	49,602

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Blue Rock Global Partners, Inc. (the Company) was established as a brokerage affiliate of Blue Rock Advisors, Inc. The Company, through its registered representatives, privately offers the Blue Rock family of funds to qualified purchasers.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at a high quality financial institution and no significant credit risk exists with respect to these deposits.

Concentrations of risk – The Company is dependent on Blue Rock Advisors, Inc. (related party – see Note 2) for all of its revenue.

Support fee receivable – Support fee receivable represents fees due from a related party, Blue Rock Advisors, Inc. for the potential sale of various investment funds (Note 2). The Company believes that Blue Rock Advisors, Inc. is a high quality institution and there is no significant credit risk with respect to these amounts.

The Company evaluates the collectability of the support fee receivable based on a combination of factors and records a specific reserve when it becomes aware of any collection issue. As of December 31, 2013, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally thirty days) as past due. If circumstances change, the Company's estimates of the collectability of amounts due could change by a material amount.

Revenue recognition - Support fee income is recognized when earned, typically upon closing of the transaction or at predetermined dates stipulated by the fund prospectus.

Income taxes - The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

(1) Nature of business and significant accounting policies (continued)

Income taxes (continued) - The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended December 31, 2010 through 2013 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for the years ended December 31, 2008 through 2013 remain subject to examination by state and local tax authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events policy - The Company has evaluated subsequent events through the date of issuance of the Company's statement of financial condition, and has determined that no items require disclosure.

(2) Related party transaction

The Company shares certain operating and administrative expenses with Blue Rock Advisors, Inc. through an expense sharing agreement. During 2013, the Company paid $12,000 to Blue Rock Advisors, Inc. under this agreement.

Blue Rock Advisors, Inc. pays the Company support fees for the potential placement of investors with various investment funds under their management.

(2) Related party transaction (continued)

During 2013, support fee revenue earned from Blue Rock Advisors, Inc. and shared expenses and commissions incurred to it were as follows:

Support fee revenue	$ 38,400
Shared expenses	$ 12,000
Commission expense	$ -

As a result of these revenue and expense transactions, support fee receivable, shared expense payable, which is included in accounts payable on the accompany statement of financial condition, and commissions payable were as follows at December 31, 2013:

Support fee receivable	$ 3,200
Shared expenses payable	$ 1,000
Commissions payable	$ -

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital as defined by Rule 15c3-1 of $47,241 which exceeds its required net capital of $5,000 by $42,241. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 at December 31, 2013.

(4) Exemption

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

BLUE ROCK GLOBAL PARTNERS, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2013

			Schedule I
1. Total ownership equity from Statement of Financial Condition			$ 51,922
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			51,922
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b.	Other (deductions) or allowable credits Deferred taxes on non-allowable assets		
5. Total capital and allowable subordinated liabilities			51,922
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 4,681	
b.	Secured demand note deficiency	-	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	-	
d.	Other deductions and/or charges contingent liability	-	4,681
7. Other additions and/or allowable credits:			
	Deferred taxes on unrealized appreciation of investment securities		-
8. Net capital before haircuts on securities positions			47,241
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		-
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 47,241

See Independent Registered Public Accounting Firm's Report

BLUE ROCK GLOBAL PARTNERS, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2013

Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	157
12. Minimum dollar net capital requirement of reporting dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	42,241

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	2,361
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		-
19. Total aggregate indebtedness	$	2,361
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		5%

See Independent Registered Public Accounting Firm's Report

BLUE ROCK GLOBAL PARTNERS, INC.
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED
TO NET CAPITAL UNDER RULE 15c3-3 OF THE
SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2013)

Schedule II

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	47,241
No significant adjustments		
Net capital as reported on line 10 of Schedule I	$	47,241

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	2,361
No significant adjustments		
Total aggregate indebtedness as reported on line 19 of Schedule II	$	2,361

BLUE ROCK GLOBAL PARTNERS, INC.
STATEMENT PURSUANT TO 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

Schedule III

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and of possession and control under provisions of Securities and Exchange Commission Rule 15c3-3 based on paragraph K(2)(ii) of the Rule.

MHM
®
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Blue Rock Global Partners, Inc.
445 East Lake Street, Suite 120
Wayzata, Minnesota 55319

In planning and performing our audit of the financial statements of Blue Rock Global Partners, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Minneapolis, Minnesota
February 21, 2014